September 12, 2006

VIA EDGAR AND FEDEX

Mark P. Shuman, Branch Chief Legal
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E. - Mail Stop 4561
Washington, DC 20549

Re:	Majesco Entertainment Company Registration Statement on Form S-3 Filed on August 31, 2006 File No. 333-135463

Dear Mr. Shuman:

On behalf of Majesco Entertainment Company (the ‘‘Company’’), we respond as follows to the Staff’s legal comments dated September 11, 2006 relating to the above-captioned Registration Statement on Form S-3. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided our response to each comment immediately thereafter.

Form S-3/A

Exhibits

Exhibit 5.1

1.	Please have counsel supplementally confirm that it is their understanding that the reference to ‘‘General Corporation Law of the State of Delaware’’ also includes the Delaware statutory provisions as well as the Delaware Constitution and judicial interpretation of the foregoing. See Section VIII(A)(14) of our Current Issues Outline dated November 14, 2000.

We hereby supplementally confirm that it is our understanding that the reference to ‘‘General Corporation Law of the State of Delaware’’ includes the Delaware statutory provisions, as well as the Delaware Constitution and judicial interpretation of the foregoing.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Mark Shuman, Branch Chief Legal
Securities and Exchange Commission
September 12, 2006

Form 10-K/A for the fiscal year ended October 31, 2005
Controls and Procedures, page 34

2.	We note your response to comment 9 of our letter dated July 25, 2006. Your disclosure in the first paragraph under (1) appears to be similar to the definition of disclosure controls and procedures set forth in Rule 13a-15. Yet, your text suggests that the disclosure controls and procedures that were evaluated by your chief executive and principal financial officer were narrower than the disclosure controls and procedures defined by paragraph (e) of the Rule. Please supplementally confirm that your disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Act is accumulated and communicated to the your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

The Company supplementally confirms that the disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports it files or submits under the Securities Act of 1933, is accumulated and communicated to its management, including the Company's principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Sincerely,
/s/ Todd E. Mason
Todd E. Mason

cc:	Adam Halper Securities and Exchange Commission

cc:	Barbara C. Jacobs Securities and Exchange Commission

John Gross
CFO, Majesco Entertainment Company

Adam S. Sultan
Counsel, Majesco Entertainment Company